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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70124

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2025 (MM/DD/YY) AND ENDING 09/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: William Hood & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Avenue of the Americas, 6th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	(212) 668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, William Hood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of William Hood & Company LLC, as of 9/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Report on Audit of Financial Statements and Supplementary Information
As of and for the Year Ended September 30, 2026

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

As of and for the Year Ended September 30, 2026

Contents

Financial Statements

Supplementary Information

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

Management and Sole-Member
William Hood & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William Hood & Company, LLC (the "Company") as of September 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II. ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

New York, New York
November 4, 2026

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Financial Condition

As of September 30, 2026

ASSETS

Cash	$	2,004,256
Restricted cash		190,501
Accounts receivable		50,964
Prepaid expenses		48,196
Right of use asset		1,507,848
Property and equipment, net		189,932
Other assets		21,438
TOTAL ASSETS	$	4,013,135

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	92,285
Contract liabilities		650,000
Operating lease liability		1,804,480
TOTAL LIABILITIES		2,546,765
MEMBER'S EQUITY		1,466,370
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,013,135

See Notes to Financial Statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Operations

For the Year Ended September 30, 2026

REVENUE:		
Investment banking income	$	4,801,726
Other income		10,900
Expense reimbursement income		176,368
Interest income		56,580
Total Revenue		5,045,574
OPERATING EXPENSES:		
Compensation expense and related costs		2,418,657
Travel and entertainment expense		537,650
Insurance expense		451,238
Professional fees		400,082
Other expenses		310,994
Rent expense		666,581
Regulatory expense		32,308
Marketing expense		68,640
Total Expenses		4,886,150
NET INCOME	$	159,424

See Notes to Financial Statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Changes in Member's Equity

For the Year Ended September 30, 2026

MEMBER'S EQUITY, SEPTEMBER 30, 2025	$	1,856,946
Net income		159,424
Member's distributions		(550,000)
MEMBER'S EQUITY, SEPTEMBER 30, 2026	$	1,466,370

See Notes to Financial Statements.

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
Statement of Cash Flows
For the Year Ended September 30, 2026

OPERATING ACTIVITIES:		
Net income	$	159,424
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		27,978
Net change in operating assets:		
Increase in accounts receivable		(36,064)
Increase in prepaid expenses		(17,107)
Decrease in right of use asset		256,002
Increase in other assets		(2,648)
Net change in operating liabilities:		
Increase in contract liabilities		25,000
Increase in accounts payable and accrued expenses		53,565
Decrease in operating lease liability		(285,999)
Net Cash Provided by Operating Activities		180,151
INVESTING ACTIVITIES:		
Purchases of property and equipment		(9,039)
Net Cash Used in Investing Activities		(9,039)
FINANCING ACTIVITIES:		
Member's distributions		(550,000)
Net Cash Used in Financing Activities		(550,000)
NET DECREASE IN CASH AND RESTRICTED CASH		(378,888)
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR		2,573,645
CASH AND RESTRICTED CASH AT END OF YEAR	$	2,194,757
CASH AND RESTRICTED CASH CONSISTS OF:		
Cash	$	2,004,256
Restricted Cash		190,501
Total Cash and Restricted Cash	$	2,194,757

See Notes to Financial Statements.

1. Organization and Nature of Business

William Hood & Company, LLC (the "Company") was approved for FINRA membership on August 28, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activities include advising clients on potential merger and acquisition opportunities, consulting relating to these activities and fundraising. Effective February 11, 2021, FINRA approved the Company's continuing membership application for a material change in business operations. As such, the Company has been approved to expand its business operations to include activities as a "best efforts" underwriter and selling group participant (but not as manager, co-manager, or initial purchaser) in a firm commitment underwriting.

2. Significant Accounting Policies

Basis of accounting **-** The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash **-** The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions. Restricted cash is included in cash for the purposes of the statement of cash flows. There were no cash equivalents held as of September 30, 2026.

Revenue recognition **-** The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. The Company's investment banking income is comprised of mergers and acquisitions advisory services, "best efforts" underwriting, selling group participant (but not as manager, co-manager, or initial purchaser) in a firm commitment underwriting, for clients, as well as consulting and fundraising services, all of which are earned only when capital is raised and closings are effected or other performance obligations are satisfied, in accordance with the terms of the contracts with clients.

Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Revenue earned not received is recognized as accounts receivable on the statement of financial condition.

On occasion, additional consideration is promised within the contract. These investment banking fees are contingent upon the occurrence of future events. Due to the amount of the consideration being highly susceptible to factors outside of the Company's influence, the fees are considered earned after the future event has occurred.

For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Reimbursed Expense **-** In the course of providing investment banking services to its clients, the Company incurs costs primarily related to travel and entertainment for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $176,368 are presented gross within Expense reimbursement income on the Statement of Operations.

The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers the customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursements of such costs from the client are presented on a gross basis and are recognized as revenue at the point in time when such reimbursable costs are incurred.

Interest income **-** Interest income is earned on cash deposits held at financial institutions at rates established by the respective institutions. Interest accrues daily based on account balances and applicable interest rates and is recognized as earned over the period the funds are on deposit. Interest is generally credited to the Company's accounts on a monthly basis. Interest income earned in the amount of $56,580 is presented on the Statement of Operations.

Other income **-** Other income includes rental income of $5,900 from the sublease of one of the Company's offices. The sublease ended in October 2025.

Other income also includes an Employee Retention Credit (ERC) of approximately $5,000. The Company applied for a credit when it determined that it was eligible for the Employee Retention Credit (ERC) under the provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and subsequent legislation. The ERC is a refundable payroll tax credit available to eligible employers that retained employees during certain periods of the COVID-19 pandemic. The ERC was recognized as income during the year ended September 30, 2026, in accordance with ASC 450, Contingencies, when the Company determined that the credit was both probable and reasonably estimable. The credit was received in October 2025.

Accounts receivable **-** Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

The Company measures credit losses on financial instruments at amortized cost using a Current Expected Credit Losses ("CECL") methodology. Under this approach, an estimate of expected credit losses over the life of the financial asset, as of the reporting date, is based on relevant information about past events, current conditions and reasonable and supportable forecasts. The Company believes the credit risk associated with amounts due to it is not significant due to the nature of the contractual arrangement and its historical collection experience. Accordingly, an allowance for credit losses was not considered necessary as of September 30, 2026.

The receivable balance as of October 1, 2025 was $14,900. The receivable balance as of September 30, 2026 was $50,964.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The contract liability activity for the year ended September 30, 2026 included an opening balance of $625,000 as of October 1, 2025, additions of $175,000 during the fiscal year, and reductions for earnings of $150,000 during the fiscal year. As of September 30, 2026, the Company had contract liabilities of $650,000 within the Statement of Financial Condition.

Income taxes – The Company, as a single member limited liability company, is treated as a disregarded entity for tax reporting purposes. The Company in accordance with ASC 740 as amended by ASU 2019-12, has not elected to include its allocated amount of current and deferred taxes on the financial statement. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions **-** The Company is in accordance with the terms of FASB Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position")*, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of September 30, 2026, and does not expect any material adjustments to be made.

Property and equipment – Property and equipment are depreciated on a straight-line basis over their estimated useful lives and, in the case of leasehold improvements, over the shorter of such life or the lease term.

Estimated useful lives of assets in years:	
Leasehold improvements	7
Furniture and equipment	7

Use of estimates **-** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting **-** The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At September 30, 2026, the Company had net capital of $965,339 which was $896,078 in excess of its required net capital of $69,261. The Company's percentage of aggregate indebtedness to net capital was 107.62%.

4. Concentrations of Credit Risk

Cash **-** The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on these accounts. As of September 30, 2026, the amount in excess of insured limits of $250,000 was $1,914,096.

Revenue **-** For the year ended September 30, 2026, 86% of gross revenues was derived from three customers.

Receivables **-** The balance receivable from three customers accounted for 89% of the total accounts receivable at September 30, 2026.

5. Right of use asset and lease liability

In accordance with FASB Topic 842 regarding leases, the Company recorded a right of use asset, as well as a corresponding lease liability for each lease entered into by the Company. The asset and liability were amortized monthly during the fiscal year ended September 30, 2026.

The Company has an agreement to lease a corporate apartment under a one-year lease term for the period of May 1, 2025 through April 30, 2026. The Company renewed the lease for an additional one-year term for the period of May 1, 2026 through April 30, 2027. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term. Minimum rental payments attributable to this lease agreement are $229,250. Rent expenses for the year ended September 30, 2026, was $666,581.

6. Commitments and Contingencies

Office Leases **-** The Company has an agreement to rent office space in New York City, NY for the period from September 1, 2024 and ending February 28, 2031.

The minimum base rental commitments under the leases at September 30, 2026, are as follows:

2027	$	470,657
2028		478,894
2029		490,843
2030		538,689
2031		228,049
Total		2,207,132
Less: imputed interest		402,652
Lease liability	$	1,804,480

The weighted average remaining lease term is 4.4 years. The weighted average discount rate is 9%.

The lease is secured by a separate irrevocable letter of credit with a total of $190,501. Also see Note 8.

7. Property and equipment

Property and equipment consisted of the following at September 30, 2026:

Furniture, fixtures and equipment	$	170,566
Leasehold improvements		188,074
Property and equipment, at cost		358,640
Less: accumulated depreciation		(168,708)
Net property and equipment	$	189,932

Depreciation expense of $27,978 was recorded for the year ended September 30, 2026, presented within Other expenses on the Statement of Operations.

8. Restricted Cash

The Company has cash at a bank with a total amount of $190,501 that secures an irrevocable letter of credit in favor of the landlord.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2026 and November 4, 2026, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. There were no events or transactions that occurred that would have a material impact on the financial statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2026
Schedule I

MEMBER'S EQUITY		$	1,466,370
DEDUCTIONS AND/OR CHARGES:			
Nonallowable assets			
Restricted cash	190,501		
Prepaid expenses	48,196		
Accounts receivable	50,964		
Property and equipment	189,932		
Other assets	21,438		
Total nonallowable assets			501,031
NET CAPITAL		$	965,339
AGGREGATE INDEBTEDNESS:			
Contract liabilities		$	650,000
Accounts payable and accrued expenses			92,285
Operating lease liability	1,804,480		
Less: Right of use asset	(1,507,848)		
Excess of operating lease liability over right of use asset			296,632
TOTAL AGGREGATE INDEBTEDNESS		$	1,038,917
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required (greater of $50,000 or 6.67% of aggregate indebtedness)			69,261
Excess net capital		$	896,078
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement		$	861,447
Percentage of aggregate indebtedness to net capital			107.62%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5.

See Report of Independent Registered Accounting Firm and Notes to Financial Statements.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission
Schedule II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) consulting related to these activities, (3) fundraising and (4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser.

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us

Report of Independent Registered Public Accounting Firm

Management and Sole-Member
William Hood & Company, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) William Hood & Company, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (a) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (b) consulting related to these activities, (c) fundraising and (d) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser, and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

New York, New York
November 4, 2026

WILLIAM HOOD & COMPANY, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
EXEMPTION REPORT

William Hood & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) consulting related to these activities, (3) fundraising and (4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

William Hood & Company, LLC

I, WILLIAM HOOD, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Authorized Signature: William Hood

Title: CEO

Date: November 4, 2026